

June 8, 2012

<u>Via E-Mail</u>
Timothy J. Neher
President
Accelerated Acquisitions XXI, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

      Re: **Accelerated Acquisitions XXI, Inc.**
              Form 10
              Filed February 28, 2012
              File No. 000-54613

Dear Mr. Neher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Russell Mancuso

                                      Russell Mancuso
                                      Branch Chief

cc (by e-mail): Thomas Puzzo, Esq.